Exhibit 99.2

Perdigão S.A., PRGA4 and PRGA3 (BOVESPA), and PDA (NYSE), is one of the largest food companies of Latin America and one of the largest meat processors in the world, exporting to over 100 countries.

PERDIGÃO’S FURTHER STEPS TOWARDS COMPLIANCE WITH NOVO MERCADO RULES

Perdigão’s pension fund shareholders have today (March 6) signed and filed with the appropriate authorities, a Voting Agreement covering various issues relating to the management of the Company, the pension funds also confirming their presence at the Shareholders’ Meetings to be held for disciplining the transition between the Company’s current and new status as a company with a dispersed ownership. This act represents one more step – as already announced in February – towards the Company’s compliance with Novo Mercado rules and the equalization of shareholders’ rights. Once the new capital structure is in place, the pension funds and former controlling shareholders will hold less than 50% of Perdigão’s shares.

The Agreement, which has just been signed, will come into effect on April 12 2006 for a term of five years or until the participation of these shareholders is reduced to less than 20%, in line with the transition to the dispersed ownership format to be adopted by the Company. The Agreement governs the exercising of voting rights by the shareholders, signatories to the Agreement, with respect to the following matters: the election of the members of the Board of Directors; the election of the executive officers; the election of the Fiscal Council and any of the matters listed in Article 136 of Law 6,404/76.

The document — filed with the Brazilian Securities and Exchange Commission - CVM, the São Paulo Stock Exchange (Bovespa), the Securities and Exchange Commission - SEC and the New York Stock Exchange – NYSE, was signed by Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Fundação Sistel de Seguridade Social, Fundação de Assistência e Previdência Social do BNDES – Fapes, Fundação Petrobrás de Seguridade Social – Petros, Fundação Vale do Rio Doce de Seguridade Social – Valia, Real Grandeza – Fundação de Previdência e Assistência Social and Caixa de Previdência dos Funcionários do Sistema Banerj – Previ-Banerj (in extra-judicial liquidation).

LISTING ON THE NOVO MERCADO

Perdigão’s adhesion to Bovespa’s Novo Mercado — a set of rules recognized as good corporate governance practices — was announced following its approval by the Board of Directors. Consequently, the Company will convert its preferred shares to common shares as part of the process of enhancing transparency and liquidity in relation to shareholders and investors as well as providing the basis for its future growth and the sustainability of its businesses.

The new model is a component part of a modern project developed by the pension funds for ensuring better results for all the shareholders as well as contributing to the consolidation of the Brazilian capital markets. The Novo Mercado listing represents a singular opportunity for both domestic and international investors, since only Company shares enjoying strictly equal rights will be traded in the market.

Once it has listed on the Novo Mercado, Perdigão is to adopt a mechanism for avoiding shareholding concentrations. Should a shareholder or group of shareholders control a quantity of shares in excess of 20% of the total, then it is mandatory on the shareholder or group of shareholders to make a public offering of shares (POS). This process having been concluded, each share acquired shall enjoy an additional remuneration of 35% on the average value of the share price for the 90-day period prior to the share offering.

The offering price may also be based on the economic value established in the appraisal report or, alternatively, 135% of the share issue price for increases in the capital stock over the previous 24 months, whichever value is the higher.

EQUAL RIGHTS FOR SHAREHOLDERS

Perdigão is the first Brazilian company in the food sector to adhere to the Novo Mercado and will be among the 20 companies, out of the 378 that trade on the Stock Exchange, listed in this segment.

In order to complete the migration from Level 1 to the Novo Mercado,  Perdigão will convert the sum total of its non-voting preferred shares into common shares at the ratio of one preferred to one common share, at the same time, these shares undergoing a 200% stock split. While conversion is mandatory, shareholders are guaranteed withdrawal rights.

In addition to the amalgamation of shares into a single class, the Novo Mercado will bring with it other practices involving corporate rules, expanding and equalizing shareholder rights. For example, such rights would be enjoyed in the event of the sale of the Company or its delisting. Another innovation is the Company’s adhesion to the Arbitration Chamber, which provides a more agile response in the solution of eventual corporate disputes.

March, 6th 2006,

For further information please contact Edina Biava / Gabriela Las Casas, Investor Relations, f. 55 11 3718.5301 / 3718.5791

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.